Exhibit 28.1


                                               FOR IMMEDIATE RELEASE
                                               OCTOBER 19, 2001
                                               FOR ADDITIONAL INFORMATION
                                               CONTACT:  DARRELL E. BLOCKER
                                                         SR VICE PRESIDENT, CFO
                                                         (219) 358-4680


                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES THIRD QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, today announced net income of $531,000 ($0.35 per diluted share) for the Company's third quarter ended September 30, 2001 compared to a net loss of $(14,000) ($(0.01) per diluted share) for the third quarter ended September 30, 2000, an increase in net income of $545,000. Sequentially, the third quarter 2001 net income is $16,000 or 3.1% higher than the second quarter ending June 30, 2001. The current three months earnings represents an annualized return on average (ROA) of 0.89% and a return on average equity (ROE) of 7.84%.

Stephen E. Zahn, President and Chief Executive Officer, attributes the increase in third quarter earnings for September 30, 2001 compared with September 30, 2000 to improved non interest income of $354,000 for the three months ended September 30, 2001 verses $272,000 for the comparable period 2000 or a 30.1% increase, as well as a decrease in provision for loan loss reserves from $891,000 during the third quarter of fiscal 2000 to $135,000 during the current quarter. NEIB's ratio of reserves to total loans was 1.04% at September 30, 2001. We have seen an improvement in our cost of funds during the third quarter 2001 over second quarter 2001, which reflects the reduction in short term rates as our deposit products mature and reprice. Our net interest income for the third quarter 2001 of $1.6 million decreased compared to the same period in 2000 of $1.7 million, while average earning assets declined $14.4 million over the same period. Non-interest expenses declined $141,000 to $1.1 million for the third quarter 2001 compared to the third quarter 2000 of $1.3 million. This reduction primarily resulted from a onetime adjustment to employee benefits during the third quarter 2000.

Results for the first nine months of the year showed net interest income at $5.0 million for the months ended September 30, 2001 compared to $5.5 million for the nine months ended September 30, 2000, an 8.9% decrease. The net interest margin for the nine months ended September 30, 2001 of 2.90% has decreased compared to the same period 2000 of 3.00%. Although our cost of funds are continuing to reprice lower, variable rate loans are also repricing lower and more refinancing of fixed rate products is occurring. The overall effect on net interest margin is minimal.


                                     -MORE-

Net income for the first nine months of the year was $1.4 million (or $0.91 per diluted share) compared to the first nine months of 2000's net income of $1.0 million (or $0.62 per diluted share) a $0.29 per share or 46.77% increase. ROE for the nine months ended September 30, 2001 was 7.15% compared to 5.15% for the same period of 2000, or a 38.83% increase.

Total assets at September 30, 2001 of $241.7 million compared to December 31, 2000 assets of $247.1 million reflects a 2.19% decrease. This reduction in assets was due to a decrease in loan volume and the selling of fixed rate residential mortgages to the secondary market. The bank's continued efforts to reposition our liabilities included paying down borrowings and reducing time deposits by $3.4 million which resulted in improved liquidity.

Shareholder equity at September 30, 2001 was $26.7 million compared to $26.6 million at December 31, 2000. The buybacks of $1.5 million of Treasury stock during that period and dividends paid partially reduced the increase from net income year to date in equity. These reductions help leverage Northeast Indiana Bancorp's remaining equity and tend to improve return on shareholder's equity. Northeast Indiana Bancorp has approximately 62,000 shares that may be repurchased under the current buyback program.

The book value of NEIB's stock is $16.73 per share as of September 30, 2001 compared to $15.35 as of September 30, 2000 or an 8.99% increase. The last reported trade of the stock in September 2001 was $13.60 per share.

This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates, loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".

                                     -MORE-

                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
================================================================================
                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                     ASSETS

                                                                                   September 30, 2001  December 31, 2000
                                                                                   ------------------  -----------------
Interest-earning cash and cash equivalents                                          $      21,583,003   $     3,208,993
Noninterest earning cash and cash equivalents                                               2,476,385         3,367,273
                                                                                   ------------------- -----------------
   Total cash and cash equivalents                                                         24,014,388         6,576,266
Securities available for sale                                                              33,233,629        31,226,026
Securities held to maturity estimated market value of $306,000
 and $383,000 at  September 30, 2001 and December 31, 2000                                    306,000           383,000
Loans receivable, net of allowance for loan loss September 30, 2001
 $1,872,046 and December 31, 2000 $2,001,172                                              176,200,346       200,151,133

Accrued interest receivable                                                                   712,849           895,612
Premises and equipment                                                                      2,276,247         2,244,179
Investments in limited liability partnerships                                               1,585,597         1,703,839
Other assets                                                                                3,387,200         3,914,247
                                                                                   ------------------- ------------------
    Total Assets                                                                    $     241,716,255   $    247,094,302
                                                                                   =================== ==================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                  142,821,669       146,806,118
Borrowed Funds                                                                             70,758,152        72,538,670
Accrued interest payable and other liabilities                                              1,443,913         1,175,757
                                                                                   ------------------- -----------------
    Total Liabilities                                                                     215,023,734       220,520,545
                                                                                   ------------------- -----------------

Retained earnings - substantially restricted                                               26,692,521        26,573,757
                                                                                   ------------------- -----------------
    Total Liabilities and Shareholder's Equity                                      $     241,716,255   $   247,094,302
                                                                                   =================== =================

================================================================================
                        CONSOLIDATED STATEMENTS OF INCOME

                                                         Three Months Ended            Nine Months Ended
                                                            September 30,                September 30,
                                                        2001           2000           2001            2000
                                                        ----           ----           ----            ----
Total interest income                              $  4,293,912   $  4,969,847    $ 13,369,346    $ 14,742,949

Total interest expense                                2,643,467      3,250,230       8,345,829       9,235,547
                                                   ------------   ------------    ------------    ------------
   Net interest income                             $  1,650,445   $  1,719,617    $  5,023,517    $  5,507,402
--------------------------------------------------------------------------------------------------------------
Provision for loan losses                               135,000        891,250         385,000       1,273,750
   Net interest income after provision for
   Loan losses                                     $  1,515,445   $    828,367    $  4,638,517    $  4,233,652
                                                   ------------   ------------    ------------    ------------
   Net realized gain(loss) on sale of securities           --             --              --            (1,563)
   Net realized gain (loss) on sale of loans             50,626           --           139,048             --
   Other                                                303,819        272,354         801,294         727,039
--------------------------------------------------------------------------------------------------------------
Total noninterest income                                354,445        272,354         940,342         725,476
                                                   ------------   ------------    ------------    ------------
Total noninterest expenses                            1,112,063      1,252,920       3,518,059       3,584,057
--------------------------------------------------------------------------------------------------------------
  Income before income tax expenses                $    757,827   $   (152,199)   $  2,060,800    $  1,375,071
--------------------------------------------------------------------------------------------------------------
Income tax expenses                                     226,673       (138,347)        621,708         365,351
                                                   ------------   ------------    ------------    ------------
     Net Income                                    $    531,154   $    (13,852)   $  1,439,092    $  1,009,720
                                                   ============   ============    ============    ============


                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
================================================================================
                             SELECTED FINANCIAL DATA

                                                  Three Months Ended                      Nine Months Ended
                                                    September 30,                            September 30,
                                              2001                 2000                2001                2000
                                              ----                 ----                ----                ----
Basic Earnings per share                          0.35               (0.01)                0.92                0.63
Dilutive Earnings per share                       0.35               (0.01)                0.91                0.62
Net interest margin                               2.89%               2.82 %               2.90%               3.00%
Return on average assets                          0.89%              (0.02)%               0.79%               0.53%
Return on average equity                          7.84%              (0.21)%               7.15%               5.15%
Average shares outstanding - primary         1,521,506           1,591,815            1,556,299           1,597,394
Average shares outstanding - diluted         1,537,059           1,591,815            1,589,940           1,626,148


                                                               At September 30,
                                                             2001            2000
                                                             ----            ----
Total non- performing assets as a % of total assets           2.86%           0.86%
Stockholders' equity as a % of total assets                  11.04%          10.25%
Book value per share                                         16.73           15.35
Common shares outstanding- EOP                           1,596,036       1,726,036